SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:

— Press Release dated February 2, 2007;
— Press Release dated February 27, 2007;
— Press Release dated February 28, 2007;
— Notice of a change in the share capital of Enel S.p.A. dated February 20, 2007;
— Notices relating to trading of Enel shares by Senior Management dated from February 1, 2007 to February 15, 2007.

Press Release
ENEL RAISES ITS STAKE IN THE PANAMANIAN HYDRO GENERATION COMPANY FORTUNA
•	Enel has acquired an additional 24.45% indirect stake in EGE Fortuna S.A. for a consideration of 161.3 million US$ (about 124.5 million euros), raising the Group’s total shareholding to 49%
•	Fortuna has 300 MW of hydro capacity and generates approximately 30% of Panama’s electricity
Rome, February 2, 2007 — Enel has acquired 100% of Globeleq Holdings Fortuna S.A. (GHF, a company incorporated in Panama), through its Dutch subsidiary Enel Investment Holding, from Globeleq, a power company operating exclusively in the emerging markets. The transaction allows Enel to raise its indirect stake in EGE Fortuna S.A. (Fortuna) a Panamanian hydro generation company, from 24.55% to 49%. Fortuna’s shareholders also include the Panamanian government (49.9% of the share capital) and the Fortuna employee pension fund (1.1% of the share capital). The increased stake enables Enel to carry out the full operative control of Fortuna. In particular, Enel is in charge of the operational management of the power generation plant named “Fortuna”.
Enel Investment Holding paid a consideration of 161.3 million US$ (equivalent to about 124.5 million euros at current exchange rates) for the shareholding in GHF.
Fortuna is one of the leading Panamanian electricity companies, operating in the province of Chiriquì with a 300 MW power plant. It generates a total of about 1,600 GWh a year, giving Fortuna an approximately 30% share of national power output.
In 2005 Fortuna posted revenues of 128.7 million US$ and an EBIT of 66.6 million US$.
Since 1997 the Panamanian electricity market has been liberalized and it is currently characterized by the presence of major international operators and fast growing electricity demand.

The Panamanian market is part of the larger Central American power market, which is experiencing extensive development characterized by economic and regulatory integration. Enel already operates in this area through its subsidiary Enel Latin America.
Fortuna represents an excellent platform for further developing Enel Latin America’s hydro portfolio.
Enel continues to pursue its global strategy of developing renewable sources. The Group has recently announced an investment of 4.1 billion euros worldwide from 2007 to 2011 fully dedicated to developing electricity from renewables and the application of the most advanced emissions cutting technologies. This plan is aimed at generating power cost-effectively, while protecting the environment and help reduce the risk of climate change by avoiding 4 million metric tons of CO2 each year once fully implemented.
The Enel Group already operates in Central and South America in the generation of electricity from renewable sources also in the following countries:
•	In Costa Rica Enel Latin America operates two hydro plants (30 MW) and one wind facility (24 MW).

•	In Nicaragua and El Salvador Enel Latin America is working in partnership with LaGeo (which has about 100 MW of installed capacity) to develop geothermal resources, a field in which Enel is the world leader.

•	In Guatemala Enel Latin America has interests in three hydro plants, having about 75 MW of overall installed capacity.

•	In Brazil Enel Latin America operates 20 mini-hydro plants with a total installed capacity of 92MW.

•	In Chile Enel Latin America operates two hydro plants (87 MW) and is conducting explorations for the development of that country’s promising geothermal resources in partnership with Enap (Chile’s hydrocarbon agency).

Press Release
ENEL BUYS 9.99% OF ENDESA
Rome, February 27, 2007 - Enel informs to have completed, today, the acquisition of 105,800,000 shares in Endesa S.A., representing 9.99% of the Spanish company’s share capital, at the price of 39 euros per share.
This shareholding acquisition in Endesa, the leading Spanish utility, is part of Enel’s strategy aimed at strengthening the company’s position on the European electricity market.

Press Release
ENEL CONFIRMS ITS STRATEGY OF STRENGTHENING ITS POSITION ON THE SPANISH AND EUROPEAN ELECTRICITY MARKET
Rome, February 28, 2007 - Enel S.p.A. (Enel) confirms of having completed the acquisition of 105,800,000 shares of Endesa S.A. (Endesa), the leading Spanish utility, representing 9.99% of the Spanish company’s share capital at the price of 39 euros per share, for a total consideration of 4,126.2 million euros.
The acquisition of Endesa’s shares was finalized in an off-market transaction with institutional investors, was financed through Enel’s cash flow and existing credit lines and was conducted on a stand-alone basis without any connection to any other Endesa’s shareholders.
The acquisition of a minority shareholding in Endesa is part of Enel’s strategy aimed at strengthening the company’s position on the Spanish and European electricity market.
Following this acquisition Enel will consider raising its stake in Endesa up to 24.99% of the share capital, should the company obtain the authorization from the Comision Nacional de la Energia (CNE).

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between January 22, 2007 and February 9, 2007 — of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 10, 2003 (for the Stock-option Plan for the year 2002), April 7, 2004 (for the Stock-option Plan for the year 2003) and March 30, 2005 (for the Stock-option Plan for the year 2004).
Specifically, in the aforesaid period between January 22, 2007 and February 9, 2007 a total of 2,674,148 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 85,900 shares regarding the Stock-option Plan for the year 2002, (ii) 140,833 shares regarding the Stock-option Plan for the year 2003 and (iii) 2,447,415 shares regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 25, 2001 (regarding the Stock-option Plan for the year 2002), May 23, 2003 (regarding the Stock-option Plan for the year 2003) and May 21, 2004 (regarding the Stock-option Plan for the year 2004). The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on February 20, 2007.

	Current share capital			Previous share capital
	Euro	N. of shares	Par value each	Euro	N. of shares	Par value each
Total Of which:	6,180,577,527	6,180,577,527	1 Euro	6,177,903,379	6,177,903,379	1 Euro

Ordinary shares (rank for dividend pari passu: January 1, 2006) current coupon number 9	6,180,577,527	6,180,577,527	1 Euro	6,177,903,379	6,177,903,379	1 Euro

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Declarer: Mancini Gianfilippo	Title: Head of Energy Management - Generation & Energy Management Division
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial				paid/received
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	in the transaction	Source [3]

February 1, 2007	V	AZO Enel	IT0003128367	6,000	€8.240	€49,440.00	MERC-IT

Sub-TOTAL (A) [4]						€49,440.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

					Underlying	Actual investment/			Potential investment/
		Financial	Type of	ISIN	financial	disinvestment			disinvestment
Date	Transaction [5]	instrument [6]	right [7]	code	instrument [8]	Qty	Unit price	Amount	Qty	Unit price	Amount	Features [9]

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B) [10]											0

TOTAL (A) + (B)											€49,440.00

[1]	Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

X = Exchange.

[2]	Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preference shares;

AZR = saving shares;

OBCV = convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares;

EQV = other financial instruments, equivalent or representative of shares. Also indicate the company that issued the financial instrument involved in the transaction.

[3]	Indicate the origin of the transaction:

MERC-IT = transaction over Italian regulated market;

MERC-ES = transaction over foreign regulated markets;

FMERC = off-market transaction and blocks;

CONV = conversion of convertible bonds or exchange of debt financial instruments for shares;

MERC-SO = transaction over regulated market concurrent to exercise of stock option – stock grant;

ESE-DE = exercise of derivatives or settlement of other derivatives (future, swap);

ESE-DI = exercise of rights (warrant/covered warrant/securitised derivatives/rights).

[4]	Indicate the total amount of the transactions listed in the form.

[5]	Indicate the type of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

[6]	Indicate the type of financial instrument involved in the transaction:

W = warrant;

OBW = bond cum warrant;

SD = securitised derivative;

OPZ = option;

FUT = future contract;

FW = forward contract;

OS = structured bond;

SW = swap;

DIR = rights.

[7]	Indicate the category of derivative financial instrument involved in the transaction (only for options):

CE = call European style;

PE = put European style;

CA = call American style;

PA = put American style;

O = other, in which case specify.

[8]	Indicate the underlying financial instrument (share).

[9]	Indicate the main conditions characterizing the financial instrument involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[10]	Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.
Declarer: Claudio Sartorelli	Title: Director of Corporate Affairs Department — Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial				paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 15, 2007	V	AZO Enel	IT0003128367	48,300	€8.3412	€402,879.96	MERC-SO

Sub-TOTAL (A)						€402,879.96

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

					Underlying	Actual investment/			Potential investment/
		Financial	Type of	ISIN	financial	disinvestment			disinvestment
Date	Transaction	instrument	right	code	instrument	Qty	Unit rice	Amount	Qty	Unit rice	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€402,879.96

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: February 28, 2007